
Short-Haul On-Demand Aerial Ridesharing

Soar

Soar lets users book a flight in-app in seconds and turn a three-hour drive into a 30-minute trip. Invest in the future of aerial ridesharing today.

⚡ **Invest Now** | $0.94 | $470.00 |
| Share Price | Min Investment |

📎 SEC Filings   👤 Investor Agreement

This Reg CF offering is made available through PicMii Crowdfunding, LLC (d/b/a Highlander Crowdfunding). This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Opportunity

This Regulation Crowdfunding offering and is open to accredited and non-accredited investors. Invest in the first FAA-compliant platform bringing regional air mobility to scale

Our Vision

Ground mobility is breaking down. Traffic delays in U.S. cities are up 144% since 1993, far outpacing road expansion and population growth. Americans take 430 million regional trips of 50–500 miles each year, yet 97% are still done by car because there is no viable alternative. Trains are limited, commercial flights are inefficient for short routes, and congestion continues to worsen—costing time, productivity, and quality of life.

Soar unlocks aerial ridesharing at scale. Users can find and book a compliant private flight in under a minute, turning a three-hour drive into a 30-minute trip. By leveraging existing airports, aircraft, and FAA Part 135 operators, Soar delivers fast, affordable regional air travel—today.

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Market Opportunity

Soar operates in a massive, proven market poised for rapid adoption. The U.S. sees 430 million regional trips annually, representing a $92B total addressable market based on an average $214 one-way fare. Initial focus on five U.S. megaregions captures a $729M serviceable obtainable market, with expansion driven by asset-light scaling and growing pilot and aircraft supply.

As adoption increases and aerial travel normalizes, Soar is positioned to become the default platform for regional air mobility.

Market Opportunity

Soar operates in a massive, proven market poised for rapid adoption. The U.S. sees 430 million regional trips annually, representing a $92B total addressable market based on an average $214 one-way fare. Initial focus on five U.S. megaregions captures a $729M serviceable obtainable market, with expansion driven by asset-light scaling and growing pilot and aircraft supply.

As adoption increases and aerial travel normalizes, Soar is positioned to become the default platform for regional air mobility.


A massive, proven market finally ready for legal disruption
$729M SOM
Initial focus on 5 of 11 U.S. megaregions
$92B TAM
430M regional trips x avg. $214 one-way fare
$2.7B SAM
Long-distance trips (50-500 miles) not taken by car

Reasons to Invest

1. Entry Point

Valuations remain at cyclical lows - $0.71 per share offers early investors a rare entry point before institutional repricing.

2. First-Mover Advantage

Blackbird proved the demand. Soar solved the model - compliant, cost efficient, and ready to scale where others couldn't.

3. Proven Demand

5,000+ users waitlist and 350+ paid reservations - achieved through a minimal-spend pilot in SoCal, generating nationwide inbound demand and validating market readiness before launch.

4. Path to Liquidity

NASDAQ ticker reserved [SAIR] with a target listing of 2027 - establishing a near-term route to listing and early investor liquidity.


A narrow window where regulation, timing, and demand finally align
Entry point
First-mover advantage
SOAR
Proven demand
Path to liquidity
SOAR

Invest Now

Investment Bonuses

Your support goes further here. We've created exclusive bonuses to reward early believers and larger commitments. Explore the perks below and see how you can qualify.

Amount Based

Tier 1

5% Bonus Shares

Invest $2,000.00 or more and receive 5% bonus shares at checkout.

Invest $2,000.00

Tier 2

10% Bonus Shares

Invest $5,000.00 or more and receive 10% bonus shares at checkout.

Invest $5,000.00

Tier 3

15% Bonus Shares

Invest $10,000.00 or more and receive 15% bonus shares at checkout.

Invest $10,000.00

Time Based

Tier 1

15% Bonus Shares

Invest between March 23, 2026 and April 30, 2026 to receive 15% bonus shares at checkout.

Tier 1
15% Bonus Shares

Invest between March 23, 2026 and
April 30, 2026 to receive 15% bonus
shares at checkout.

Invest Now

About Us

Discover who we are, how we operate, and where we're headed. In this
section, you can explore the business model, traction to date, financial
highlights, and meet the team behind the vision.

🔍 **BUSINESS OVERVIEW**

Soar is a compliant, asset-light aerial
ridesharing platform that connects
travelers with certified aircraft and
commercial pilots through a seamless
in-app booking experience. By
leasing aircraft from owners and
operating under FAA Part 135
standards, Soar minimizes CAPEX
while maintaining safety, reliability,
and scalability.

The platform integrates with existing
aviation infrastructure and is built to
support future eVTOL and eCTOL
aircraft. With active waitlists, paid
reservations, and strong pilot supply,
Soar is positioned to scale efficiently
and capture regional demand.



SOAR
Pioneering short-
haul on-demand
aerial ridesharing

≋ **TRACTION & MILESTONES**

Soar has demonstrated strong early
demand and operational readiness.
The platform has attracted 5,000+
users on the Southern California
waitlist and secured 350+ paid
deposits, validating willingness to
pay. Soar has onboarded 250+
certified commercial pilots and
partnered with 20+ aircraft owners to
supply an FAA-compliant fleet. The
company is in advanced negotiations
to acquire and integrate an existing
Part 135 operator, positioning Soar for
near-term launch, regulatory
scalability, and accelerated revenue
growth.


waitlist and secured 350+ paid deposits, validating willingness to pay. Soar has onboarded 250+ certified commercial pilots and partnered with 20+ aircraft owners to supply an FAA-compliant fleet. The company is in advanced negotiations to acquire and integrate an existing Part 135 operator, positioning Soar for near-term launch, regulatory scalability, and accelerated revenue growth.



BUSINESS MODEL

Soar operates an asset-light marketplace that monetizes each flight through platform fees and revenue share with Part 135 operators and aircraft owners. By leasing aircraft via a leaseback structure, Soar defrays ownership costs while keeping pricing accessible for passengers.

The model scales efficiently by leveraging existing airports, certified pilots, and compliant operators, avoiding heavy capital expenditures. As volume grows, Soar benefits from network effects, improved aircraft utilization, and future upside from enterprise partnerships and next-generation aircraft integration.

Our Team



Licensed pilot and lifelong aviator with 20+ years of experience in aviation and entrepreneurship. Found...
Read more

JB Adkins
CEO



Former U.S. Navy pilot and current United Airlines Captain with 20+ years of flight and engineering expe... Read more

Arthur Koral
Chief Pilot

Financial Snapshot

Explore key figures that highlight our financial position and growth potential.



$0.00	$30,839.00	$4,000.00/mo	8 months
Revenue	Cash in Hand	Burn Rate	Runway



$0.00	**$30,839.00**	**$4,000.00/mo**	**8 months**
Revenue	Cash in Hand	Burn Rate	Runway
$61,149.00	**$0.00**	**1**	**0**
Assets	Debt	Employees	Customers

Investment Details

Explore key details of our raise, including terms, valuation, and planned use of funds.



⟳ **Term** › Overview of offering structure and key investment details.	**Terms**
◈ **Valuation** › Company value guiding investment terms and security type.	Security Type Equity
⊙ **Use of Proceeds** › How the company plans to use raised funds.	Security Price $0.94
⟳ **SEC Filings** › Access full regulatory filings for complete offering details.	Min Investment $470.00

Raise Target
$9,999.72 - $1,234,999.26

Up to $1,234,999.26 in Classs A Common Stock at $0.94 per share with a minimum target amount of $9,999.72.

Offering Minimum: $9,999.72 | 10,638 shares of Class A Common Stock
Offering Maximum: $1,234,999.26 | 1,313,829 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.94 per share
Minimum Investment Amount (per investor): $470.00 | 500 shares of Class A Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $470.00. The Company must reach its Target Offering Amount of $9,999.72 by July 31, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.72 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Ask the Founders

Join the discussion! Ask Soar Technologies Inc.'s team any questions you have about the company or their raise.



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Investor FAQs

Investment Process

How do I create an account and start investing?   ⌄

What information do I need to provide?   ⌄

What payment methods are accepted?   ⌄

When is my investment actually finalized?   ⌄

Can I cancel my investment after I make it?   ⌄

Understanding the Raise

Where can I find details about Soar Technologies Inc.'s financials and valuation?   ⌄

What types of securities am I buying (equity, SAFE, debt, etc.)?   ⌄

What happens if we don't reach our minimum funding target?   ⌄

Where can I learn more about this raise?   ⌄

Risks & Returns

What are the risks of investing in early-stage opportunities?   ⌄

When and how could I see a return on my investment?   ⌄

Is my investment liquid? Can I sell my shares?   ⌄

After Investing

What happens to my money after the raise ends?   ⌄

How do I track my investment over time?   ⌄

Will I receive updates from Soar Technologies Inc. on my investment?   ⌄

Are there tax implications resulting from my investment?   ⌄

Compliance & Security

Is my personal and financial information secure?   ⌄

What happens if I run into an issue with my investment?   ⌄

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Risk Disclaimer
WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

Important Information
Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered here with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

Transfer agent services are provided by Highlander Fortress, LLC, a separate legal entity from Highlander Crowdfunding. Highlander Fortress does not participate in securities offerings and does not provide investment, legal, or tax advice.

Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees vary between offerings, and investors should review the applicable Form C on each offering page for full fee disclosures.

Regulation Crowdfunding offerings (JOBS Act Title III) made through Highlander Crowdfunding are open to both accredited and non-accredited investors. These securities offerings are not reviewed, approved, or recommended by any federal or state securities commission or regulatory authority. Highlander Crowdfunding does not provide investment advice and does not verify the adequacy, accuracy, or completeness of information provided by the issuer. Investors should be aware that no level of due diligence beyond what is required by law is performed, and Highlander Crowdfunding does not guarantee the legitimacy or viability of any issuer or offering.

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